

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2014

Via E-mail
Sergio Marchionne
Principal Executive Officer
Fiat Chrysler Automobiles N.V.
Fiat House
240 Bath Road
Slough SL 1 4DX
United Kingdom

> **Re:** **Fiat Chrysler Automobiles N.V.**
> **Amendment No. 2 Registration Statement on Form F-1**
> **Filed November 26, 2014**
> **File No. 333-199285**

Dear Mr. Marchionne:

We have reviewed your responses to the comments in our letter dated December 2, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Recent Developments, page 124

Capital Plan, page 125

1. Please address the following with respect to the proposed Mandatorily Convertible Security's (MCS) FCA early conversion option to explain in greater detail why you believe this option is substantive, including the actual economic or other business reasons why FCA would exercise the option. As part of your response, please also address each of the following matters outlined below and explain in detail how they were considered in arriving at your conclusion that the FCA early conversion option was substantive.

   - Whether the instrument would have been priced differently if the FCA early settlement option had not been included in the contractual terms. Clarify the extent to which you quantified the difference in price or other factors you considered to support your conclusion, if true, that the instrument would have been priced differently.
   - The term of the instrument.
   - The width of the range between the minimum and the maximum.
   - The impact of your share price, including its volatility.

2. We note that you identified the impact that the Mandatorily Convertible Securities could have on your credit rating. Please expand your discussion to explain how rating agencies are expected to consider the instrument, as either equity or debt in evaluating or determining your ratings; also, discuss the extent to which the early conversion option contained in the Mandatorily Convertible Securities could be used to manage your credit ratings.

3. Please clarify whether or not the FCA early conversion option would take priority over the holders' early conversion option in the event that the holders' early conversion option was exercised.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
        Scott D. Miller, Esq.
        Sullivan & Cromwell LLP